# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Toronto-Dominion Bank, CIK 0000947263
CUSIP: 891160509
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 66 WELLINGTON STREET WEST, 12TH FLOOR, TD TOWER, TORONTO, Ontario Canada (A6), M5K 1A2
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000927971

## Reporting persons
- Bank of Montreal: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 89,208,694; shared voting power 0; sole dispositive power 89,409,613; shared dispositive power 0; aggregate amount beneficially owned 89,409,613 (5.1% of the class)
- BANK OF MONTREAL HOLDING INC.: type of reporting person: bank (BK); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 67,294,428; shared voting power 0; sole dispositive power 67,492,545; shared dispositive power 0; aggregate amount beneficially owned 67,492,545 (3.9% of the class)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 54,723,132; shared voting power 0; sole dispositive power 54,921,249; shared dispositive power 0; aggregate amount beneficially owned 54,921,249 (3.1% of the class)
- BMO NESBITT BURNS SECURITIES LTD.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 0; shared voting power 0; sole dispositive power 198,117; shared dispositive power 0; aggregate amount beneficially owned 198,117 (0% of the class)
- BMO PRIVATE INVESTMENT COUNSEL INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 38,155,690; shared voting power 0; sole dispositive power 38,155,690; shared dispositive power 0; aggregate amount beneficially owned 38,155,690 (2.2% of the class)
- BMO ASSET MANAGEMENT INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: Ontario Canada (A6); sole voting power 33,434,753; shared voting power 0; sole dispositive power 33,434,753; shared dispositive power 0; aggregate amount beneficially owned 33,434,753 (1.9% of the class)
- BMO NESBITT BURNS INC.: type of reporting person: broker-dealer (BD); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 12,571,296; shared voting power 0; sole dispositive power 12,571,296; shared dispositive power 0; aggregate amount beneficially owned 12,571,296 (0.7% of the class)
- BMO FINANCIAL CORP.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 1,192; shared voting power 0; sole dispositive power 3,994; shared dispositive power 0; aggregate amount beneficially owned 3,994 (0% of the class)
- BMO BANK N.A.: type of reporting person: bank (BK); citizenship or place of organization: Illinois (IL); sole voting power 1,192; shared voting power 0; sole dispositive power 1,449; shared dispositive power 0; aggregate amount beneficially owned 1,449 (0% of the class)
- BMO FAMILY OFFICE, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 2,545; shared dispositive power 0; aggregate amount beneficially owned 2,545 (0% of the class)
- BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY: type of reporting person: bank (BK); citizenship or place of organization: Ireland (L2); sole voting power 226,786; shared voting power 0; sole dispositive power 226,786; shared dispositive power 0; aggregate amount beneficially owned 226,786 (0% of the class)
- BANK OF MONTREAL, TORONTO BRANCH: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 21,686,288; shared voting power 0; sole dispositive power 21,686,288; shared dispositive power 0; aggregate amount beneficially owned 21,686,288 (1.2% of the class)

## Item 1. Issuer
Name of issuer: Toronto-Dominion Bank
Address of issuer's principal executive offices:
66 WELLINGTON STREET WEST
12TH FLOOR, TD TOWER
TORONTO, ONTARIO, CANADA
M5K 1A2

## Item 2. Person Filing
Name of person filing:
Bank of Montreal

BANK OF MONTREAL HOLDING INC.

BMO NESBITT BURNS INC. WEALTH MANAGEMENT

BMO NESBITT BURNS SECURITIES LTD.

BMO PRIVATE INVESTMENT COUNSEL INC.

BMO ASSET MANAGEMENT INC.

BMO NESBITT BURNS INC.

BMO FINANCIAL CORP.

BMO BANK N.A.

BMO FAMILY OFFICE, LLC

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY

BANK OF MONTREAL, TORONTO BRANCH
Address of principal business office or, if none, residence:
1 First Canadian Place
Toronto, Ontario, Canada
M5X1A1
Citizenship:
Bank of Montreal - CANADA (FEDERAL LEVEL)

BANK OF MONTREAL HOLDING INC. - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - CANADA (FEDERAL LEVEL)

BMO NESBITT BURNS SECURITIES LTD. - CANADA (FEDERAL LEVEL)

BMO PRIVATE INVESTMENT COUNSEL INC. - CANADA (FEDERAL LEVEL)

BMO ASSET MANAGEMENT INC. - ONTARIO, CANADA

BMO NESBITT BURNS INC. - CANADA (FEDERAL LEVEL)

BMO FINANCIAL CORP. - DELAWARE

BMO BANK N.A. - ILLINOIS

BMO FAMILY OFFICE, LLC - DELAWARE

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - IRELAND

BANK OF MONTREAL, TORONTO BRANCH - CANADA (FEDERAL LEVEL)

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: broker-dealer (BD), bank (BK), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 89409613
Percent of class: 5.1
Sole power to vote or to direct the vote:
Bank of Montreal - 89,208,694

BANK OF MONTREAL HOLDING INC. - 67,294,428

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 54,723,132

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 38,155,690

BMO ASSET MANAGEMENT INC. - 33,434,753

BMO NESBITT BURNS INC. - 12,571,296

BMO FINANCIAL CORP. - 1,192

BMO BANK N.A. - 1,192

BMO FAMILY OFFICE, LLC - 0

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 226,786

BANK OF MONTREAL, TORONTO BRANCH - 21,686,288
Shared power to vote or to direct the vote:
Bank of Montreal - 0

BANK OF MONTREAL HOLDING INC. - 0

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 0

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 0

BMO FINANCIAL CORP. - 0

BMO BANK N.A. - 0

BMO FAMILY OFFICE, LLC - 0

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 0

BANK OF MONTREAL, TORONTO BRANCH - 0
Sole power to dispose or to direct the disposition:
Bank of Montreal - 89,409,613

BANK OF MONTREAL HOLDING INC. - 67,492,545

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 54,921,249

BMO NESBITT BURNS SECURITIES LTD. - 198,117

BMO PRIVATE INVESTMENT COUNSEL INC. - 38,155,690

BMO ASSET MANAGEMENT INC. - 33,434,753

BMO NESBITT BURNS INC. - 12,571,296

BMO FINANCIAL CORP. - 3,994

BMO BANK N.A. - 1,449

BMO FAMILY OFFICE, LLC - 2,545

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 226,786

BANK OF MONTREAL, TORONTO BRANCH - 21,686,288
Shared power to dispose or to direct the disposition:
Bank of Montreal - 0

BANK OF MONTREAL HOLDING INC. - 0

BMO NESBITT BURNS INC. WEALTH MANAGEMENT - 0

BMO NESBITT BURNS SECURITIES LTD. - 0

BMO PRIVATE INVESTMENT COUNSEL INC. - 0

BMO ASSET MANAGEMENT INC. - 0

BMO NESBITT BURNS INC. - 0

BMO FINANCIAL CORP. - 0

BMO BANK N.A. - 0

BMO FAMILY OFFICE, LLC - 0

BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY - 0

BANK OF MONTREAL, TORONTO BRANCH - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Documents.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 9. Notice of Dissolution of Group
Notice of dissolution of group: Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any syndicate or group with respect to the issuer or any securities of the issuer.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Bank of Montreal: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BANK OF MONTREAL HOLDING INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BMO NESBITT BURNS INC. WEALTH MANAGEMENT: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BMO NESBITT BURNS SECURITIES LTD.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BMO PRIVATE INVESTMENT COUNSEL INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BMO ASSET MANAGEMENT INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BMO NESBITT BURNS INC.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BMO FINANCIAL CORP.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BMO BANK N.A.: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BMO FAMILY OFFICE, LLC: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BANK OF MONTREAL EUROPE PUBLIC LIMITED COMPANY: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)
- BANK OF MONTREAL, TORONTO BRANCH: Kathryn Cenac, Managing Director - Regulatory Solutions Group (02/14/2025)